Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

October 11, 2019

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Mr. Bartz:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding post-effective amendment No. 229 (“PEA 229”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 230 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on August 16, 2019, with respect to the ALPS/Kotak India Growth Fund (the “Fund”).

In connection with this response letter, and on or around November 5, 2019, the Registrant anticipates filing, pursuant to Rule 485(b), a new post-effective amendment to the Registrant’s registration statement under the 1933 Act (the “New PEA”), which is expected to include (i) changes to PEA 229 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided August 13, 2019 to PEA 229, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 229.

U.S. Securities and Exchange Commission

Division of Investment Management

October 11, 2019

Staff Comments:

1.	Staff Comment: Please provide a completed fees and expenses table, as well as expense examples, in EDGAR correspondence as soon as possible prior to the filing of the Rule 485(b) post-effective amendment.

Registrant’s Response: Comment complied with. The Registrant notes that it has previously responded to this comment via EDGAR correspondence filed with the Commission on September 24, 2019.

2.	Staff Comment: With respect to the fee waiver/reimbursement agreement described in the footnotes to the fees and expenses table for the Fund, please enclose the agreement as an exhibit to the registration statement.

Registrant’s Response: Comment complied with. The executed fee waiver/reimbursement agreement will be enclosed as an exhibit to the new PEA.

3.	Staff Comment: Please disclose that India is considered an “emerging market” in the Fund’s principal investment strategies section.

Registrant’s Response: Comment complied with. The Registrant will revise (with newly added language appearing in italics below) the existing principal investment strategies disclosure to state that “Indian companies are those that . . . are organized under the laws of, or maintain their principal place of business in, or for which the principal trading market for their securities is in India (which is presently considered an emerging market).”

4.	Staff Comment: In the Fund’s principal investment strategies, the Registrant states that for the Fund, domicile “is determined by where the company is organized, located, has the majority of its assets, or receives the majority of its revenue.” Please explain supplementally in correspondence how being organized or located in a country results in an issuer being economically tied to that country.

Registrant’s Response: The Registrant understands that although the Fund’s Adviser or Sub-Adviser generally looks to ascertain where an issuer derives a majority of its revenues or has a majority of its assets, determining whether an issuer is economically tied to a country based solely on those criteria is an increasingly complex assessment given the transnational nature of many companies’ operations. As a consequence, the Fund’s Adviser and/or Sub-Adviser may look to where an issuer is organized or located, since that location likely also determines the nature of the issuer’s tax obligations. In their view, an undertaking to pay taxes in a particular country or jurisdiction can be an indicator of the issuer’s economic ties to that country or jurisdiction.

5.	Staff Comment: The Fund’s principal investment strategies section states that “[e]quity securities in which the Fund can invest may include common stocks, preferred stocks, convertible securities, depositary receipts, rights and warrants to buy common stocks and privately placed securities.” Please confirm if the Fund will invest in any contingent convertible securities. If the Fund will invest in such securities, please include in the Fund’s principal investment strategies section disclosure about the Fund’s investment in contingent convertible securities and the associated risks.

U.S. Securities and Exchange Commission

Division of Investment Management

October 11, 2019

Registrant’s Response: Based on information provided by the Fund’s Sub-Adviser, the Registrant understands that the Fund will not invest in contingent convertible securities.

6.	Staff Comment: “CFC," when referenced in the following comments, includes any subsidiary(ies) of the CFC.

•	Disclose that the fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.
•	Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the fund’s and the CFC’s investment advisory agreements may be combined.
•	Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.
•	Disclose: (1) whether the fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.
•	Disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.
•	Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the fund.
•	Confirm in correspondence that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Registrant’s Response: Comment complied with. The Registrant will state in the New PEA, in substance, that:

•	The Fund seeks to comply with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Portfolio (as such term is defined in the New PEA);

U.S. Securities and Exchange Commission

Division of Investment Management

October 11, 2019

•	Each investment adviser to the Portfolio complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act;

•	The Portfolio complies with provisions relating to affiliated transactions and custody (Section 17 of the Investment Company Act);

•	Bank of New York Mellon will serve as the Portfolio’s custodian;

•	The Fund has not obtained and does not expect to request a private letter ruling from the IRS regarding undistributed income derived from the Portfolio, and the Fund intends to treat income from its Portfolio as qualifying income based on advice of counsel and the reasoning underlying private letter rulings issued to other taxpayers.

In addition, the Registrant will, in the New PEA:

•	Disclose any of the Portfolio’s principal investment strategies or principal risks to the extent those are determined to constitute principal investment strategies or risks of the Fund;

•	Include the agreement between the Portfolio and its investment adviser(s) as an exhibit to the New PEA.

Finally, the Registrant confirms supplementally that the financial statements of the Portfolio will be consolidated with those of the Fund. In addition, the Registrant confirms that (1) the Portfolio’s management fee (including any performance fee) will be included in “Management Fees” and the Portfolio’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; (2) the Portfolio and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Portfolio and its board of directors will agree to inspection by the staff of the Portfolio’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

With respect to the “Management Fees” line item in the Prospectus, the Registrant notes that the Fund’s management fee payable to the Adviser is contractually structured to be 0.65% less amounts payable to the Adviser by the Portfolio, and as this is not a waiver nor reimbursement, the Registrant consequently believes that the fees and expenses table previously filed via EDGAR correspondence is accurate and appropriate.

7.	Staff Comment: The Fund’s principal investment strategy section states that “[t]he Portfolio will seek to establish residency in Mauritius to be eligible to receive beneficial tax treatment under the double taxation avoidance agreement entered into between Mauritius and India.” The Staff notes that this disclosure is consistent with the disclosure included in Registrant’s post-effective amendment no. 208 dated March 20, 2018 (“PEA 208”). Please confirm supplementally if there have been any updates with respect to the Portfolio’s residency in Mauritius, and if necessary, revise the principal investment strategies section accordingly.

U.S. Securities and Exchange Commission

Division of Investment Management

October 11, 2019

Registrant’s Response: The Registrant understands that the Portfolio currently holds a tax residency certificate in Mauritius, and is required by applicable laws and regulations to renew this certificate on an annual basis. The Registrant will revise the principal investment strategies disclosure to state that the Portfolio “has presently established tax residency in Mauritius and is eligible to receive beneficial tax treatment under the double taxation avoidance agreement entered into between Mauritius and India.”

8.	Staff Comment: The Fund’s principal investment strategies section states that “[t]he Fund has procured registration with SEBI as a Category II FPI to invest in India directly. The Portfolio intends to gradually liquidate its investments in Indian securities. It is expected that gradually, all the investments in Indian securities would be held directly by the Fund.” The Staff notes that this disclosure is consistent with the disclosure included in PEA 208. Please confirm supplementally if there have been any updates with respect to the Fund’s direct ownership of Indian securities, and if necessary, revise the principal investment strategies section accordingly.

Registrant’s Response: The Registrant confirms that there has not been a material change to this particular principal investment strategy. There is no present intention to depart from the principal investment strategy disclosure stating that “gradually, all the investments in Indian securities would be held directly by the Fund.”

9.	Staff Comment: The Fund’s principal investment strategies section states that “[b]ecause the financials sector (including the banking and insurance industries) represents a significant portion of the total capitalization of the Indian market, the Fund’s investments may hold a substantial portion of its investment in the financials sector.” Please explain supplementally if the Fund will concentrate its investments in the financial sector. If yes, please include associated risks in the principal risks of the Fund section.

Registrant’s Response: Based on information provided by the Fund’s Sub-Adviser, the Registrant notes supplementally that the Fund does not intend to concentrate in the financials sector. However, as noted in the strategy disclosure, the Fund may (due to the financials sector comprising a significant portion of the Indian securities market) from time to time hold securities from the financials sector to a degree that it would be appropriate to identify this sector as a principal risk of the Fund.

10.	Staff Comment: Consider condensing the “Investment into India from Mauritius” in the summary section of the Prospectus.

Registrant’s Response: Comment complied with. The Registrant has streamlined the disclosure in the Summary Section of the Prospectus under the heading “Investment into India from Mauritius” to read as follows (the more comprehensive version of this disclosure will still appear in the Fund’s Item 9 disclosure):

“Investment into India from Mauritius. The Fund may be fully or partially invested in the Portfolio. The Portfolio, which invests in the securities of Indian companies, was formed in the Republic of Mauritius and has elected to be treated as a disregarded entity for U.S. federal income tax purposes.

U.S. Securities and Exchange Commission

Division of Investment Management

October 11, 2019

The taxation of the Portfolio in India is governed by India law and relevant tax treaties. To avail itself of certain treatment under those regulations, a person is required to obtain and provide a tax residence certificate issued by the Mauritius Revenue Authority along with prescribed information.

While the Portfolio currently holds a tax residency certificate in Mauritius and is expected to renew it on an annual basis, there is no guarantee that such renewal will be granted by the Mauritius Revenue Authority. In case the Portfolio is found not to be tax resident in Mauritius, the Portfolio may no longer be eligible for the benefits under the provisions of the Treaty which consequently may have an adverse impact on the taxability of the Portfolio and the returns to the investors.

If the Portfolio chooses not to take any Treaty benefits it would be subject to tax in India at 100% of the applicable rate of domestic tax in India.”

11.	Staff Comment: The Staff notes that the “What are the Principal Securities in which the Fund Invests?” section of the Prospectus includes disclosure related to derivative securities. If the Fund invests in derivative securities, please include associated disclosure in the Fund’s principal investment strategies section.

Registrant’s Response: The Fund does not generally expect to invest in derivatives under normal circumstances, but reserves the right to do so if determined to be in the interests of shareholders. As a consequence, general disclosure regarding derivatives will be maintained in the Fund’s statement of additional information but will not be in the principal investment strategies or principal risks disclosure.

12.	Staff Comment: Please confirm supplementally whether derivatives are used to determine the Fund’s compliance with its 80% investment policy in accordance with Rule 35d-1 under the 1940 Act (the “80% test”). If derivatives can be used in the 80% test, please confirm that the Fund uses the derivative’s market value and not the notional value.

Registrant’s Response: The Registrant intends to include derivatives, to the extent any are actually held by the Fund, for purposes of testing compliance with its 80% investment policy under Rule 35d-1. In such a scenario, the Fund would use the market value of the position.

13.	Staff Comment: Please disclose the Fund’s fixed income strategy and credit quality and maturity policies in the Fund’s principal investment strategies section.

Registrant’s Response: The Fund does not generally expect to invest in fixed-income securities, under normal circumstances, and as a consequence disclosure relating to such instruments will appear in the Fund’s statement of additional information instead.

14.	Staff Comment: Please disclose the Fund’s strategy with respect to investments in high-yield securities in the Fund’s principal investment strategies section.

U.S. Securities and Exchange Commission

Division of Investment Management

October 11, 2019

Registrant’s Response: As noted in the response to Comment No. 13 above, the Fund does not generally expect to invest in fixed-income securities, and by extension would not generally be invested in high-yield securities.

15.	Staff Comment: Please include disclosure regarding commodity equity investments, commodity futures and options on commodity futures, commodity swaps and commodity linked notes in the Fund’s principal investment strategies section.

Registrant’s Response: Based on information provided by the Sub-Adviser, the Registrant understands that the Fund generally does not invest in commodities, commodity equity investments, commodity futures, or options on commodity futures, commodity swaps and commodity-linked notes.

16.	Staff Comment: Please disclose in a footnote to the Fund’s fees and expenses table the cost of investing in swaps. If possible, please also include an estimate of such costs in the same footnote.

Registrant’s Response: The Fund does not presently invest in swaps and does not expect to do so in the immediate future. As a consequence, the Registrant believes that no corresponding additions should be made to the Fund’s fees and expenses table.

17.	Staff Comment: Please confirm all risks included in the “Discussion of Principal and Non-Principal Risks” table of the Prospectus are also disclosed in the “Summary- Principal Investment Risks of the Fund” section of the Prospectus, and vice versa. Please revise each section as necessary.

Registrant’s Response: Comment complied with. To the extent a risk factor is identified as a principal risk of the Fund in the table appearing under the heading “Discussion of Principal and Non-Principal Risks,” such risks will also appear in the Summary Section (and vice versa).

18.	Staff Comment: With respect to the second footnote to the “Fundamental Investment Limitations” table on page 47 of the SAI, please confirm if the Fund will invest in private equity funds, and if so, please disclose the maximum amount that the Fund will invest in these types of securities. If investments in private equity funds will comprise a significant portion of the portfolio, the Staff may have additional comments.

Registrant’s Response: Comment complied with. The Fund does not intend to invest in private equity funds. The footnote in question is not applicable to this particular Fund and will be deleted in the New PEA.

* * * * *

U.S. Securities and Exchange Commission

Division of Investment Management

October 11, 2019

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Karen Gilomen
Karen Gilomen
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP